April 25, 2011

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:           Mr. Sonny Oh

Re:	SBL Fund (File Nos. 002-59353 and 811-02753) (the “Fund”)

Dear Mr. Oh:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the most recent Post-Effective Amendment to the registration statement of the Fund filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) on February 28, 2011 relating to one of its underlying Series, Series D (MSCI EAFE Equal Weight Series) (the “Series”).  The SEC staff’s comments were conveyed via a facsimile from you to Julien Bourgeois of Dechert LLP on April 8, 2011.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.  A summary of the SEC staff’s comments, followed by the responses of the Fund, is set forth below:

General Comments

1.	General

a.	Comment: If the registrant intends to distribute a summary prospectus, please provide the staff a draft of the rule 498(b)(1)(v) legend you intend to use via an EDGAR correspondence filing.

Moreover, if the registrant does intend to distribute a summary, please reconcile the placement of Item 6-8 disclosure under “Additional Information” on page 21 with the content requirements of a summary prospectus as set forth in Rule 498(b)(2).

Response:                      We confirm that the Fund intends to distribute a summary prospectus for its Series.  Below is the legend that will be used to satisfy rule 498(b)(1)(v):

                                  Before you invest, you may want to review the Series’ prospectus, which contains more information about the Series and its risks. You can find the Series’ prospectus, statement of additional information (SAI), annual report and other information about the Series online at https://www.securitybenefit.com/ProductDocs/SB/Prospectuses/VA_PDFs/SBL/SBL_
                                  LCCA.pdf.  You can also get this information at no cost by calling 1-800-888-2461 or by sending an e-mail to: sservices@sg-investors.com.

The Series’ prospectus and SAI, each dated May 1, 2010, and the Series’ most recent shareholder report are all incorporated by reference into this Summary Prospectus.

We also confirm that the Fund will comply with the content requirements of a summary prospectus as set forth in Rule 498(b)(2).

b.	Comment:	Please confirm that registrant will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

Response:            We confirm that the Fund will file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

Comments Relating to the Prospectus

2.	Fees and Expenses of the Series (page 3)

a.
Comment:             Please clarify where the text for the “*” footnote appearing after “Annual Operating Expenses” caption for the second table is provided and confirm that in reflecting the current fees, the registrant has complied with Instruction 3(d)(ii) to Item 3.

Response:            We have updated the placement of the “*” to the footnote in the table and confirm that the Fund has complied with Instruction 3(d)(ii) to Item 3.

b.	Comment:	Please revise the narrative to the expense example to make it clear that the table reflects expenses whether or not you redeem your shares.

Response:            We have implemented the requested change.

3.	Principal Investment Strategies (page 3)

a.
Comment:             Per Item 4(a), the summary of principal investment strategies (“Item 4(a) Disclosure”) should be “[b]ased on the information given in response to Item 9(b) (“Item 9(b) Disclosure”).  Therefore, please provide Item 9(b) Disclosure (and revise the first sentence under “Investment Policies and Management Practices” on page 3 of the statement of additional information accordingly).

Response:            We have renamed the section entitled “Additional Information Regarding Investment Objective” as “Additional Information Regarding Investment Objective and Strategies” because that section currently provides disclosure responsive to Items 9(a) and (b) of Form N-1A.  The first sentence under “Investment Policies and Management Practices” on page 3 of the SAI has been updated accordingly.  General Instruction C.3(a) of Form N-1A provides that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  Because additional disclosure that would be provided in response to Item

9(b) would be repetitive of the Item 4(a) Disclosure, we have not included additional Item 9(b) Disclosure.  We also note that this disclosure approach is consistent with that of other funds in the fund complex and that the SEC staff has had opportunities to review this approach in the past.

b.
Comment:             The first paragraph states that the Series “may hold up to 20% of its assets in securities not included in or representative of the Underlying Index.”  Given the percentage involved, please specify what types of investments could be purchased pursuant to this limitation both here in the summary and as additional Item 9(b) Disclosure.

In addition, appropriate risk disclosure corresponding to such investments should also be added to the summary and fuller discussion of principal risks.

Response:           The Series may hold up to 20% of its assets in securities not included in or representative of the Underlying Index, which already are identified in the principal investments and risks of the Series set forth in the summary and as additional Item 9(b) Disclosure.  As a result, we have not implemented any changes in response to this comment.

c.	Comment:	Given the anticipated effective date for this filing, please provide more current values for any dated information provided in the second paragraph on page 4.

Response:           We have implemented the requested change.

d.
Comment:             Please confirm whether the Series has a principal investment strategy that includes investments in derivatives, and if so please add appropriate principal investment strategy and principal risk disclosure to the summary and Item 9(b) and 9(c) Disclosure including the extent to which the Series may invest in them.

Moreover, if such disclosure is added, please ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Series intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.

Response:           We have included tailored disclosure that the Series may also invest in futures contracts in order to maintain exposure to the securities and currency markets at times when it is not able to purchase the corresponding securities and currencies or it believes that it is more appropriate to use futures.  We have also included corresponding “Futures Contracts Risk.”

4.	Principal Risks (page 4)

a.	Comment: Please add portfolio turnover risk, e.g., high turnover rate is identified as a principal risk in first paragraph of preamble under “Description of Principal Risks” on page 7.

However in the latter disclosure and the first paragraph under “Market Timing/Short-Term Trading” on page 12, please remove the reference to “taxable gains” given that shares of the Series are distributed through variable annuity and life contracts.

Response:             We do not believe that portfolio turnover risk is a principal investment risk of the Series and therefore we have not included a corresponding risk.  However, we have implemented the requested changes relating to references to “taxable gains.”

b.
Comment:                 Similarly to comment 3.a. above, per Item 4(b), the summary of principal risks (“Item 4(b) Disclosure”) should be “[b]ased on the information given in response to Item 9(c) (“Item 9(c) Disclosure”).  Therefore, please add Equity Securities Risk (see page 8) and Passive Investment Risk (see page 9) to the Item 4(b) Disclosure.

Response:             We have implemented the requested change.

c.	Comment:	In last sentence of “Non-correlation risk,” please clarify what is meant by a “more classic index fund.”

Response:             We have clarified the disclosure provided under “Non-correlation risk.”

5.	Performance Information (page 5)

a.	Comment: Please clarify where the text for the “*” footnote appearing after the caption is provided.

Response:             We have removed the “*” from the caption.

b.	Comment:	For the bar chart, please remove all horizontal axis lines except for the 0.0% axis line.

Response:             We have implemented the requested change.

c.	Comment:	Please move the disclosure regarding the change in objective and strategies to the narrative disclosure that precedes the bar chart.

Response:             We have implemented the requested change.

6.	Additional Information Regarding Investment Objective (page 7)

Comment:               Please delete all but the first paragraph of disclosure, i.e., the remaining disclosure would be more appropriate appearing as part of Item 9(b) Disclosure as opposed to Item 9(a) investment objective disclosure.

Response:             As noted in response to Comment 3.a., we have renamed the section entitled “Additional Information Regarding Investment Objective” as “Additional Information Regarding Investment Objective and Strategies” because that section currently provides disclosure responsive to both Items 9(a) and (b) of Form N-1A.

7.	Investment Manager (page 10)

a.	Comment: Please reconcile the disclosure here describing the portfolio managers of the Series with that provided in the summary on page 5 where three portfolio managers were identified.

Response:             We have implemented the requested change.

b.
Comment:                Please include disclosure to the effect that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report.  See Item 10(a)(iii) of Form N-1A.

Response:             We have implemented the requested change.

8.	Purchase & Redemption of Shares (page 11)

Comment:              The second paragraph of this section describes investments by certain qualified retirement plans that can request purchases and redemptions directly with the fund.  Please reconcile this language with your Item 6 disclosure.

Response:             The reference to certain qualified retirement plans refers to a small amount of possible investors in the Series.  The Item 6 disclosure, however, is intended to cover the most common form of investors.  We believe that the two disclosures are consistent and do not need to be further reconciled.

9.	Market Timing/Short-Term Trading (page 12)

a.
Comment:              Please describe the types of securities especially vulnerable to market timing (e.g., foreign, small and mid cap, and high yield), and if applicable disclose whether the Series may invest in those type of securities as part of its principal investment strategy.

Response:             We have implemented the requested change.

b.
Comment:                 In the second paragraph, please disclose whether any restrictions resulting from a determination that market timing has occurred is applied uniformly.  For example, the second sentence states that the Series reserves the right to reject a purchase order.

If any restrictions are not applied uniformly, please add risk disclosure related to their discretionary nature, i.e., policies are not applied uniformly and some Owners may be treated differently than others, resulting in the risk that some Owners may be allowed to market time and while others will bear the effects of their market timing.

Response:             We confirm that the restrictions are provided uniformly.

c.	Comment:	Please confirm supplementally the relevance of the sixth paragraph of the market timing section given that the portfolio is offered through a variable contract.

Response:            The sixth paragraph is intended to capture certain unforeseen events that could arise.  We believe that the disclosure is relevant to shareholders to explain that there can be circumstances that could result in the closing of an account as long as such closing complies with applicable law.

10.	Determination of Net Asset Value (page 13)

Comment:             Per the Instruction to Item 11(a)(1), in the fifth paragraph, please disclose the effects of using fair value pricing, i.e., that the fair value price may differ from actual sale price.

Response:            We believe that the Series already has disclosure that addresses the requirements noted in the Instruction to Item 11(a)(1) and the SEC staff’s concerns.  In particular, the Prospectus states that “[t]here can be no assurance that the Series could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Series determines its net asset value.” Thus, we have not implemented any change in response to this comment.

11.	Contract Owner Inquiries (page 14)

Comment:              Given that the portfolio is offered through variable contracts and has no direct relationship with contract owners, please confirm supplementally that the SBL fund will be able to answers questions about a contract owner’s account and provide historical account transcripts, or remove this disclosure.

Response:             We have removed this disclosure.

12.	Other

Comment:              Please include the referenced “Exhibit A”.

Response:             Exhibit A is referenced in the SAI and has been included as an exhibit to the SAI.

13.	Back Cover

Comment:              On the back cover page, please confirm that pursuant to Item l(b)(4), the Investment Company Act file number appears in a type size smaller than that generally used in the prospectus.

Response:             We have ensured that the Investment Company Act file number appears in a type size smaller than that generally used in the prospectus.

Comments Relating to the SAI

14.	Disclosure of Portfolio Holdings (page 26)

Comment:              For each person/entity which received portfolio holdings disclosure, please disclose the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed as required by Item 16(f)(1)(iii).

Response:             We have implemented the requested change.

15.	Directors and Officers (page 28)

a.
Comment:              Please provide the disclosure required by Item 17(b)(1) with respect why the Fund has determined that its leadership structure is appropriate given its specific characteristics and circumstances, i.e., conclusive statement that it has made that determination is not sufficient and specifics as to how each directors background and/or experience supports the determination should be also be included.

Response:             We have implemented the requested change.

b.	Comment: In the tables that provide information on the trustees and officers beginning on page 28, please insert the exact age of each trustee and officer in lieu of their birth dates. Item 17(a)(1).

Response:             We believe that showing the date of birth is fully compliant with Item 17(a)(1) and is consistent with industry practices.

c.
Comment:              Similarly to the table of compensation on page 32, the first table under “Directors’ Ownership of Securities” at the bottom of the same page should identify the directors as “Independent Directors.”

Response:             We have implemented the requested change.

16.	Code of Ethics (page 36)

Comment:              Please provide the disclosure required by Item 17(e), i.e., codes adopted pursuant to Rule 17j-1 of Investment Company Act of 1940 (“1940 Act”).

Response:             We have revised the disclosure to specifically reflect that any material change to the Code of Ethics is approved by the board pursuant to the requirements of Rule 17j-1 of the 1940 Act.

17.	Portfolio Manager Compensation (page 36)

Comment:              Please expand the “Compensation Information” section to provide a more detailed description of the compensation structure as Item 20(b) requires the registrant to describe compensation arrangements “with specificity.”

Response:             We believe that the disclosure provides the compensation arrangements with the level of specificity required by Item 20(b) of Form N-1A.  As a result, no additional language was included.

Comments Relating to Part C

18.	Comment: When incorporating by reference to other previously filed post-effective amendments, please provide a file number when applicable.

Response:             We have implemented the requested change.

19.
Comment:               Please confirm and explain how the powers of attorney (“POAs”) incorporated by reference under Item 28(q) “relate to a specific filing” as required by Rule 483(b) under the Securities Act of 1933.

Response:             Rule 483(b) under the Securities Act of 1933, as amended, states, in relevant part:

If any name is signed to the registration statement pursuant to a power of attorney, copies of such powers of attorney shall be filed as an exhibit to the registration statement…A power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Act.   (emphasis added).

We believe that the Fund may incorporate POAs, as any other required exhibit, by reference to previous filings containing the POAs.  We do not believe that the Fund is required to have separate POAs executed and filed with respect to each Post-Effective Amendment.  The POAs executed by each of the Fund’s directors, dated August 24, 2009, authorize certain individuals, as the true and lawful attorneys of each director, to sign on behalf of the director for “any and all registration statements on Form N-1A applicable to the Security Funds, on behalf of the SBL Fund (002-59353)…and any amendment or supplement thereto, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.”  Thus, the POAs specifically relate to each Post-Effective Amendment to the Fund’s current registration statement, as required by Rule 483.  We believe that the Fund’s practices with respect to POAs are consistent with industry practice.

20.
Comment:              Please confirm that there are no other persons directly or indirectly controlled by or under common control with the registrant, e.g., many of the post-effective amendments incorporated by reference for exhibits under Item 28 are to post-effective amendments for Security Equity Funds.

Response:            We have included a statement in response to this comment.

21.	Comment: With respect to Rydex Distributors LLC, please provide the disclosure required by Item 32(c) or disclose why “Not applicable” was provided.

Response:             The Fund included “Not applicable” because Rydex Distributors LLC is an affiliated person of the Fund.

22.	Representations

Comment:             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                 the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                 the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person wider the federal securities laws of the United States.

Response:        We make the following representations:

•           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•           SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•           the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

*      *      *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/S/

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC